CACI International Inc

1100 North Glebe Road

Arlington, Virginia 22201

March 3, 2010

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	CACI International, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2009

Filed August 26, 2009

Form 10-Q for the Quarterly Period Ended December 31, 2009

Filed February 5, 2010

File No. 001-31400

Dear Mr. Krikorian:

We have received your February 26, 2010 letter regarding the above referenced matter. CACI will provide its response no later than March 31, 2010.

Sincerely,

/s/ Spiro Fotopoulos
Spiro Fotopoulos
Vice President, Deputy General Counsel